

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Shahram K. Rabbani
17 Catalina Drive
Kings Point, NY 11024

>   **Re: Enzo Biochem, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed by Shahram K. Rabbani on November 24, 2010**
>   **File No. 001-09974**

Dear Mr. Rabbani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

1.   Throughout the proxy statement, you state that the solicitation is being made by Mr. Rabbani. Mr. Geraghty, your nominee for director, is also considered to be a participant. See Instruction 3 to Item 4 of Schedule 14A. Please revise the disclosure throughout the proxy statement, including without limitation, the face page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," and the proxy card itself, to indicate that the solicitation is also being made by Mr. Geraghty.

2.   We note that the proxy card enables shareholders to vote for only one of the two open director slots. Please revise to provide clear and prominent disclosure in the proxy statement as well as on the proxy card advising shareholders that if they grant you a proxy, they will be disenfranchised with respect to the other slot for which you have not named a nominee.

3.   We note that you have made statements in your proxy statement that appear to
        directly or indirectly impugn the character, integrity or personal reputation of the
        Company's directors, or make charges of illegal, improper or immoral conduct
        without adequate factual foundation, including, without limitation, the following
        problematic statements:

        •   "[C]urrent management has failed to act in the best interests of the Company's
            shareholders."

        •   "In recent years, Mr. Rabbani grew increasingly frustrated with the lack of a
            strategic direction within the Company, the performance of the management team,
            and the failure by the Board of Directors to implement any strategic or
            management changes to reverse the tide of increasing annual losses."

        Please do not use these or similar statements without providing a proper factual
        foundation for the statements. In addition, as to matters for which you do have a
        proper factual foundation, please avoid making statements about those matters that go
        beyond the scope of what is reasonably supported by the factual foundation. Please
        characterize each statement or assertion of opinion or belief as such, and ensure that a
        reasonable basis for each opinion or belief exists. Further, refrain from making any
        insupportable statements. Support for opinions or beliefs should be self-evident,
        disclosed in your materials or provided to the staff on a supplemental basis with a
        view toward disclosure. Please note that characterizing a statement as your opinion
        or belief does not eliminate the need to provide a proper factual foundation for the
        statement; there must be a reasonable basis for each opinion or belief that you
        express. Please refer to Note (b) to Rule 14a-9.

Reasons for Seeking Election of the Independent Nominee, page 3

4.   On page 3 you state that the Independent Nominee is "deemed to be a participant," in
        the proxy solicitation. As noted above, the Independent Nominee is a participant.
        Please revise to definitively state that the Independent Nominee is a participant. See
        Instruction 3 to Item 4 of Schedule 14A.

Background of the Proxy Solicitation, page 4

5.   We note that as of the filing date of your preliminary proxy statement, the company
        had not informed you whether your nomination letter complies with the advance
        notice requirements of the company's bylaws. Please revise to prominently disclose
        that if the company determines that you have not complied with the advance notice
        requirements, stockholders who grant you proxy authority may be disenfranchised
        with respect to all votes cast in favor of the Independent Nominee.

Solicitation of Proxies, page 14

6.   Please confirm your understanding that all written soliciting materials, including any e-mails or telephone scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. See Exchange Act Rules 14a-6(b) and 14a-6(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Perry Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 218-5526
        Brian S. Cousin, Esq.
        Seyfarth Shaw LLP